UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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Form 6-K

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REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-33429

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Acorn International, Inc.

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19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Explanatory Note

Change in Acorn’s Certifying Accountant.

Previous independent accountants

In September 2016, our audit committee commenced a process to request and consider proposals from accounting firms to serve as independent accountants for Acorn International, Inc. (“Acorn”). Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) was dismissed as Acorn’s independent accountants on October 17, 2016. The audit committee has authorized and approved, effective October 20, 2016, the engagement of Grant Thornton (“GT”) as its independent accountants to audit Acorn’s financial statements for the year ended December 31, 2016.

The decision to change Acorn’s independent accountants from Deloitte to GT was approved by the audit committee of Acorn’s board of directors.

Deloitte’s reports on Acorn’s consolidated financial statements during the two-year period ended December 31, 2015 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two-year period ended December 31, 2015 and through October 17, 2016 Acorn did not have any disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference thereto in their report on the financial statements for such years.

During Acorn’s two fiscal years ended December 31, 2015 and through October 17, 2016, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Section 229.304(a)(1)(v) of Regulation S-K. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Section 304 of Regulation S-K.

Acorn has authorized Deloitte to respond fully to the inquiries of GT concerning the subject matter of each of the above matters.

Acorn has requested that Deloitte furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements.

New independent accountants

As indicated above, on October 20, 2016, Acorn authorized the engagement of GT as its independent accountants. During the two fiscal years ended December 31, 2015 and through October 20, 2016, neither Acorn nor anyone on its behalf consulted GT regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Acorn’s consolidated financial statements, nor has GT provided to Acorn a written report or oral advice regarding such principles or audit opinion.

Acorn International, Inc.

Form 6-K

TABLE OF CONTENTS

Page
Signature	4
Exhibit 99.1 — Press Release dated October 21, 2016	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Geoffrey Weiji Gao
	Name:	Geoffrey Weiji Gao
	Title:	Vice President & Chief Financial Officer

Date: October 21, 2016

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